UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-33853

Trip.com Group Limited

(Registrant’s Name)

968 Jin Zhong Road

Shanghai 200335

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

EXPLANATORY NOTE

We made an announcement dated May 17, 2023 with The Stock Exchange of Hong Kong Limited in relation to the record date of the Company’s forthcoming annual general meeting. For details of the record date announcement, please refer to exhibit 99.1 to this current report on Form 6-K. Details of the annual general meeting, including the date and location of the meeting, will be provided in a meeting notice on a later date.

SAFE HARBOR STATEMENTS

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” and similar statements. Statements that are not historical facts are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this announcement is as of the date of this announcement and are based on assumptions that we believe to be reasonable as of this date, and we do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement – Record Date for Annual General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIP.COM GROUP LIMITED

By	:	/s/ Cindy Xiaofan Wang
Name	:	Cindy Xiaofan Wang
Title	:	Chief Financial Officer

Date: May 17, 2023